Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333- 90248) pertaining to the Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan, of our report dated June 14, 2017, on our audits of the statements of net assets available for benefits (modified cash basis) of Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan as of December 31, 2016 and October 31, 2016, and the related statements of changes in net assets available for benefits (modified cash basis) for the period from November 1, 2016 through December 31, 2016, and for the year ended October 31, 2016, which report appears in the December 31, 2016, annual report on Form 11-K of Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan.

St. Louis, Missouri
June 14, 2017